SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549
                               ------------------

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER

                    Pursuant to Rule 13a-16 or 15d-16 of the
                         Securities Exchange Act of 1934


                         For the month of: December 2003

                        Commission File Number: 000-28882

                             World Heart Corporation
              ----------------------------------------------------
               (Exact name of registrant as specified in charter)

                                       N/A
              ----------------------------------------------------
                 (Translation of registrant's name into English)

                                     Ontario
              ----------------------------------------------------
                         (Jurisdiction of organization)

                     1 Laser Street, Ottawa, Ontario K2E 7V1
              ----------------------------------------------------
                    (Address of principal executive offices)

                  Registrant's telephone number: (613) 226-4278



Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                            Form 20-F X    Form 40-F
                                     ---            ---

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes           No X
                                  ---          ---

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-
                                   -------------------.

This Form 6-K consists of the following:

1. Press release of World Heart Corporation ("WorldHeart"), dated December 3, 2003, announcing the addition of two independent directors to WorldHeart's Board of Directors.

The information contained in this Report is incorporated by reference into Registration Statement No. 333-109876 on Form F-3.

News Release

For Immediate Release

             WORLD HEART CORPORATION COMPLETES BOARD RESTRUCTURING
                         ADDS TWO INDEPENDENT DIRECTORS

OTTAWA, ON - December 3, 2003 (OTCBB: WHRT, TSX: WHT) - World Heart Corporation (WorldHeart) announced today the appointment of Mr. John F. Carlson and Mr. William C. (Bill) Garriock to its five-member Board of Directors completing the Board restructuring announced on September 23, 2003.

Mr. Carlson was nominated by Special Situations Funds of New York, the lead United States investor in the $63.5 million private placement transaction completed on September 23, 2003. Mr. Carlson is the former Chairman and Chief Executive Officer of Cray Research Inc., a supercomputer manufacturer and predecessor of the business of Cray Inc. Mr. Garriock was nominated by Research Capital Corporation who acted as the Canadian placement agent for the private placement completed on September 23, 2003. Mr. Garriock is a professional company director and the retired Chairman of MDS SCIEX, the analytical instrument division of MDS Inc., and Executive-at-Large for MDS Inc. Profiles of Mr. Carlson and Mr. Garriock are attached.

The three existing WorldHeart Board members are: Mr. C. Ian Ross, Chairman; Mr. Robert J. Majteles of Treehouse Capital, LLC; and, Mr. Roderick M. Bryden, WorldHeart's Chief Executive Officer. Mr. Majteles was appointed to the Board on September 23, 2003 as a nominee of Special Situations Funds of New York. In addition to his duties as Board Chairman, Mr. Ross is Chair of the Corporate Governance and Nominating Committee. Mr. Majteles is Chair of the Compensation Committee, Mr. Carlson is Chair of the Audit Committee, and Mr. Garriock is Chair of the newly formed Strategic Planning Committee.

Mr. Ross described the Board of WorldHeart, now completed with five members, as "strong and independent". "We believe that WorldHeart has the opportunity to become a leader in the field of mechanical heart assist devices. The membership of the Board brings depth of experience in areas which will play a key role in determining shareholder value as the Corporation moves to seize the opportunity", Mr. Ross said.

World Heart Corporation, a global medical device company based in Ottawa, Ontario and Oakland, California, is currently focused on the development and commercialization of pulsatile ventricular assist devices. Its Novacor LVAS (Left Ventricular Assist System) is well established in the marketplace and its next-generation technology, HeartSaverVADa, is a fully implantable assist device intended for long-term support of patients with heart failure.

World Heart Corporation, a global medical device company based in Ottawa, Ontario and Oakland, California, is currently focused on the development and commercialization of pulsatile ventricular assist devices. Its Novacor LVAS (Left Ventricular Assist System) is well established in the marketplace and its next-generation technology, HeartSaverVAD(TM), is a fully implantable assist device intended for long-term support of patients with heart failure.

About Novacor(R) LVAS
Novacor LVAS is an implanted electromagnetically driven pump that provides circulatory support by taking over part or all of the workload of the left ventricle. With implants in over 1490 patients, no deaths have been attributed to device failure, and some recipients have lived with their original pumps for as long as four years - statistics unmatched by any other implanted mechanical circulatory support device on the market.

Novacor LVAS is commercially approved as a bridge to transplantation in the U.S. and Canada. In Europe, the Novacor LVAS has unrestricted approval for use as a bridge to transplantation, an alternative to transplantation and to support patients who may have an ability to recover the use of their natural heart. In Japan, the device is commercially approved for use in cardiac patients at risk of imminent death from non-reversible left ventricular failure for which there is no alternative except heart transplantation.


Please note that the biographies for Mr. Garriock and Mr. Carlson are attached. For more information, please contact:
Dani Kennedy
VP Corporate Services
World Heart Corporation
(613) 226-4278
communications@worldheart.com

[WorldHeart logo]

John F. Carlson
Director
Mr. John F. Carlson is the former Chairman and Chief Executive Officer of Cray Research, Inc., a supercomputer manufacturer and a predecessor to the business of Cray Inc. Mr. Carlson joined Cray Research, Inc. in 1976 as Director of Finance and served as the company's Treasurer, Vice President of Finance, Chief Financial Officer, and President and Chief Operating Officer until 1995. Mr. Carlson played a crucial role in the company's growth through technological innovation, product development, sales expansion and new market definition, from zero to record revenues of $922 million in 1994. Under Mr. Carlson's direction the company expanded international sales and service activities and established subsidiaries in the U.K., Japan, Germany, and France, while positioning for sales to China, the Middle East and Eastern Europe.

From 1964 to 1976, Mr. Carlson was employed as a public accountant with KPMG Peat Marwick . He had overall responsibility for the scope and results of audit engagements.

Mr. Carlson serves on a number of private company boards. He has been a member of the Board of Directors of BioNumerik Pharmaceuticals Inc. since June 1995 and is Chairman of BioEnergy, Inc. and Excorp Medical, Inc. BioNumerik Pharmaceuticals Inc. is an 11-year old San Antonio-based pharmaceutical company focused on the design and development of small molecule drugs for treating patients with cancer. BioEnergy, Inc is a life sciences company utilizing proprietary platform technologies centered on cellular energy metabolism to improve cardio-vascular health and tissue function. Excorp Medical is developing a bio-artificial liver system intended for use in hospitals, almost exclusively in the Intensive Care Units.

Mr. Carlson received his B.S. degree in Business Administration from St. Mary's University of Minnesota, and serves as a member of its Board of Trustees. He received his CPA certificate in 1966.

[WorldHeart logo]

William C. (Bill) Garriock
Director
Mr. Garriock is a professional company director and the retired Chairman and former President of MDS SCIEX, the analytical instrument division of MDS Inc. and Executive-at-Large for MDS Inc, a health and life sciences company. In the period 1993 to 1994, he was Vice President and Managing Partner (Pharmaceuticals) of MDS Health Ventures Inc. following eighteen years as President and CEO of Miles Canada Inc. (now Bayer Canada Inc.), a pharmaceutical, diagnostics and consumer products company. He served as Chairman of the Pharmaceutical Manufacturers Association of Canada (now Rx&D) and of the Non-prescription Drug Manufacturers Association of Canada.

He serves as Chairman or Director of a number of public and private companies, including Nexia Biotechnologies Inc., Aegera Therapeutics Inc., and GSW Inc.

Mr. Garriock is a graduate of the University of British Columbia and obtained his MBA from Northwestern University (now the Kellogg School of Business). He brings a strong strategic, marketing, operational and general management perspective to his assignments. His board perspective has been shaped by experiences with high growth companies, start-ups, turnarounds, high and low margin businesses and industry associations.

                                   SIGNATURES


     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                         World Heart Corporation


      Date: December 3, 2003             By:/s/ Mark Goudie
                                            -----------------------------------
                                            Name:  Mark Goudie
                                            Title: Chief Financial Officer